EXHIBIT (a)(5)

29 August 2003

TELEVIDEO, INC. ANNOUNCES
TERMINATION OF GOING-PRIVATE TRANSACTION

San Jose, CA – August 29, 2003 – TeleVideo, Inc. (OTC BB:TELV.OB), a developer and manufacturer of thin client hardware and software, reported today that the Board of Directors of TeleVideo has terminated its previously announced going-private transaction and merger agreement with Homebound Acquisition, Inc., a Delaware corporation controlled by Dr. K. Philip Hwang (TeleVideo’s Chief Executive Officer, Chairman of the Board, and majority stockholder). Under the terms of the merger, Homebound Acquisition, Inc. was to pay approximately $280,000 for all the outstanding shares of TeleVideo’s common stock (other than those shares beneficially owned by Dr. K. Philip Hwang and treasury shares).

Dr. Hwang said, “While the transaction is not going to be consummated, the Board of Directors feels that prospects are improving somewhat over the period since the time the agreements were negotiated. With increased revenues and the Company’s signing of two non-binding memorandums of understanding for strategic relationships with Asian electronics companies, the Board feels that the transaction is no longer in the best interest of the shareholders.”

Dr. Robert Larson, a director of TeleVideo, noted that “In spite of challenges related to the economy as a whole and sometimes difficult financial performance in recent years, we remain optimistic about TeleVideo’s future. We will continue to do our utmost to seek to maximize shareholder value by improving the TeleVideo business worldwide.”

TeleVideo will incur no extraordinary fees nor will it be obligated to make any payments to Homebound as a result of the termination of the merger agreement.

About TeleVideo, Inc.

A pioneering Silicon Valley company, TeleVideo, Inc. (OTC: BB TELV.OB) began in 1975 as the innovator and market leader of smart text terminals. Today, TeleVideo continues to be innovative by developing Windows-Based Thin Client hardware and software solutions for corporate and vertical IT professionals and end-users. TeleVideo’s family of TeleCLIENT products allows for secured, manageable and cost-effective network computing. For more information, please visit www.televideo.com.

Safe Harbor Statement. This press release contains statements that may constitute forward-looking statements pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. These projections or statements are only predictions. Actual events or results may differ materially from those in the projections or other forward-looking statements set forth herein. Among the important factors or risks that could cause actual events to differ materially from those in the projections or other forward-looking statements are: market demand, market condition and competitive activities, risks associated with implementing the strategic relationships; the impact that failure to do so could have on the realization of the anticipated benefits of the strategic relationships; rapid technological and market change; potential fluctuations in quarterly results; financial risk management; risks inherent in the operations of the potential strategic partners that may be unknowable to TeleVideo, and future growth subject to risks. Readers are referred to the documents filed by TeleVideo with the SEC, specifically the most recent reports on Form 10-K, 10-Q and 8-K, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.